Exhibit 99.1

Grant of Share Options under Share Option Scheme

Hong Kong, Shanghai, & Florham Park, NJ: Wednesday, August 12, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) announces that on August 11, 2020, it granted share options under the Share Option Scheme conditionally adopted by Chi-Med at its Annual General Meeting on April 24, 2015 (the “Share Option Scheme”).  The scheme limit of the Share Option Scheme was refreshed on April 27, 2020.

Chi-Med granted share options under its Share Option Scheme to employees to subscribe for a total of 1,155,000 Ordinary Shares represented by 231,000 American Depositary Shares (“ADSs”) (each equating to five Ordinary Shares) subject to the acceptance of the grantees.  Details of such share options granted prescribed are as follows:

Date of grant	:	August 11, 2020
Exercise price of share options granted	:	US$32.82 per ADS
Number of share options granted	:	1,155,000 represented by 231,000 ADSs (five share options shall entitle the holder thereof to subscribe for one ADS)
Closing market price of ADSs on the date of grant	:	US$32.82 per ADS
Validity period of the share options	:	From August 11, 2020 to August 10, 2030

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500